      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2000
                                                     REGISTRATION NO. 333-94633
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                    INNOVATIVE GAMING CORPORATION OF AMERICA
             (Exact name of registrant as specified in its charter)

          MINNESOTA                                   41-1713864
(State or other jurisdiction                       (I.R.S. employer
of incorporation or organization)                identification number)

                              4725 Aircenter Circle
                                 Reno, NV 89502
                                 (775) 823-3000

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                               Barrett V. Johnson
                      President and Chief Operating Officer
                    Innovative Gaming Corporation of America
                              4725 Aircenter Circle
                                 Reno, NV 89502
                                 (775) 823-3000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



                                 With copies to:
                             Douglas T. Holod, Esq.
                              Alan M. Gilbert, Esq.
                       Maslon Edelman Borman & Brand, LLP
                               3300 Norwest Center
                        Minneapolis, Minnesota 55402-4140
                                 (612) 672-8200



    Approximate date of the commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE



==================================== ================  ==================  ======================= ====================
                                                            PROPOSED
                                                            MAXIMUM           PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF          AMOUNT TO BE      OFFERING PRICE           AGGREGATE              AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED         PER SHARE           OFFERING PRICE         REGISTRATION FEE
------------------------------------ ----------------  ------------------  ----------------------- --------------------
Common Stock, $.01 par value                1,654,500  $      1.6            $ 2,791,968.75        $     737.08  (1)
------------------------------------ ----------------  ------------------  ----------------------- --------------------
Common Stock, $.01 par value (2)              355,000  $      1.6            $   599,062.50        $     158.15  (1)
------------------------------------ ----------------  ------------------  ----------------------- --------------------
Common Stock, $.01 par value (2)               60,000  $      0.9            $    58,125.00        $      15.35  (3)
------------------------------------ ----------------  ------------------  ----------------------- --------------------
TOTAL                                       2,069,500                        $ 3,449,156.25        $     910.58
==================================== ================  ==================  ======================= ====================



(1) Fee calculated pursuant to Rule 457(c), based on the average high and low closing sales price on January 10, 2000. Fee for such shares previously paid at the time of the Registrant's original filing on Form S-3 on January 13, 2000.
(2)  Shares issuable upon exercise of certain Warrants.
(3) Fee calculated pursuant to Rule 457(c), based on the average high and low closing sales price on May 10, 2000.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION; DATED MAY 23, 2000


PROSPECTUS


                    INNOVATIVE GAMING CORPORATION OF AMERICA


                               2,069,500 SHARES OF
                                  COMMON STOCK



         This prospectus relates to a maximum of 2,069,500 shares of common stock of Innovative Gaming Corporation of America issuable upon the conversion of Series D 6% Convertible Preferred Stock (the "Series D Preferred Shares"), certain shares of common stock issuable in lieu of payment of dividends and exercise of warrants granted to the selling shareholders listed on page 17 of this prospectus. The total proceeds to us from the exercise of the warrants issued in connection with the sale of the Series D Preferred Shares (the "Series D Warrants") and certain other warrants issued to certain selling shareholders (collectively with the Series D warrants, the "Warrants"), if the Warrants are exercised in full, would be a maximum of $1,047,475. We will receive no proceeds from the sale of the common stock by selling shareholders.



         Our common stock is listed on the Nasdaq National Market under the symbol "IGCA." On May 10, 2000, the last sale price for the Common Stock as reported on the Nasdaq National Market was $1.00.


         THE SHARES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DESCRIPTION OF FACTORS WHICH SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NEITHER THE COLORADO GAMING COMMISSION, THE MISSISSIPPI GAMING COMMISSION, THE NEVADA GAMING CONTROL BOARD, THE NEVADA GAMING COMMISSION, NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE, AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN THE REGISTRATION STATEMENT THAT WAS FILED BY IGCA WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDERS CANNOT SELL THEIR SHARES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SHARES OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                The date of this Prospectus is ___________, 2000.

                                TABLE OF CONTENTS



         PROSPECTUS SUMMARY.................................................................4

         RISK FACTORS.......................................................................7

         USE OF PROCEEDS...................................................................16

         SELLING SHAREHOLDERS..............................................................17

         PLAN OF DISTRIBUTION..............................................................18

         MATERIAL CHANGES..................................................................19

         DESCRIPTION OF THE NMORTGAGE BUSINESS.............................................21

         WHERE YOU CAN FIND MORE INFORMATION...............................................24

         NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................................25

         LEGAL MATTERS.....................................................................26

         EXPERTS...........................................................................26

         DISCLOSURE OF COMMISSION POSITION ON
         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES....................................26




         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus, if given or made, as having been authorized by us. This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. The delivery of this prospectus shall not under any circumstances, create any implication that there has been no change in our affairs or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

                               PROSPECTUS SUMMARY

         As used in this prospectus, the terms "Company", "we", "us" and "our" refer to Innovative Gaming Corporation of America and its consolidated subsidiary.

THE COMPANY


         Innovative Gaming Corporation of America ("IGCA") through its wholly-owned operating subsidiary, Innovative Gaming, Inc. ("IGI", collectively, the "Company"), develops, manufactures, markets and distributes multi-station and other specialty gaming machines to regulated gaming markets world-wide. We have two primary product lines: multi-player/multi-station video table games and single player video slot machines incorporating state of the art graphics and sound. We believe that our gaming machines will appeal to casinos/clubs, lotteries and slot route operators seeking to enhance the entertainment experience by providing new and unique forms of gaming.


         We distribute our products directly and through distributors, primarily on a cash sales basis. In Nevada, we directly place our products under lease, sales (cash or extended payment terms) or participation agreements where we retain ownership and share in the net win of the games with the casino.

         Our primary target markets have been gaming jurisdictions in North America, including the states where we are presently licensed: Arizona, Colorado, Iowa, Louisiana, Mississippi, Minnesota, Nevada, New Mexico, North Carolina and South Carolina, South Dakota and through distributors in Europe and Australia. We have submitted and have a pending application in Connecticut and have submitted games for approval in New Jersey. Previously registered with Alberta, Manitoba, Saskatchewan, Quebec and the Atlantic Lottery Corporation we have applications pending in British Columbia and Ontario. The Company has an agent to market its products in Canada.


         October 8, 1999, we entered into a non-binding letter of intent with Equitex, Inc. which outlined the terms of a contemplated merger between the Company and Equitex's subsidiary, nMortgage, Inc. ("nMortgage") in a tax-free exchange of stock (the "Merger"). On December 31, 1999, we executed a definitive merger agreement with Equitex and nMortgage governing the Merger. Pursuant to the merger agreement, our shareholders will retain approximately 25% of the surviving corporation to the Merger calculated on a fully-diluted basis. Upon the closing of the merger, the Company would be renamed "nMortgage.com, Inc." The closing of the Merger is subject to, among other things, obtaining the approval of our shareholders and of the certain governmental authorities, as well as other customary pre-closing conditions.



         As a condition to the Merger, we must divest substantially all of our gaming-related assets. Accordingly, on February 1, 2000, we entered into a definitive asset purchase agreement with Xertain, Inc., pursuant to which Xertain will purchase substantially all of our gaming-related assets and assume certain of our liabilities in exchange for an aggregate purchase price of $4,000,000 and an accounts receivable promissory note. In addition to various standard conditions of closing, the closing of the above referenced gaming asset divestiture is subject to the simultaneous closing of the Merger, shareholder approval, and the termination of various employment contracts of certain key employees of IGCA.



         nMortgage is a direct lender headquartered in Fort Lauderdale, Florida and offers both retail and wholesale mortgage financing through its subsidiary First Bankers Mortgage Services, Inc. nMortgage recently announced the debut of its online mortgage system, known as "nMortgage.com". Xertain is a private

Delaware corporation located in Las Vegas, Nevada, with its primary business predicated on gaming-related technologies and international manufacturing.


         Our executive offices are located at 4725 Aircenter, Reno, Nevada 89502 and our telephone number is (775) 823-3000.

RECENT DEVELOPMENTS


         On May 12, 2000, IGCA entered into termination agreements with the five executive officers, pursuant to which each executive officer would terminate, prior or at the closing of the Merger, his employment agreement in exchange for severance to be paid at or following the closing of the Merger. Each of the employment agreements that would be terminated provided for the payment of severance upon termination of such executive's employment without cause. The termination agreements also provide that the confidentiality and non-competition provisions contained in each executive officer's employment agreement shall survive the termination of thereof.



         Mr. Stevenson's employment agreement terminated May 12, 2000. Pursuant to the terms of his termination agreement, IGCA is required to pay Mr. Stevenson an aggregate of $300,000 in severance contingent upon the consummation of the Merger. The $300,000 in severance payments is approximately $100,000 less than the severance that would have been owed pursuant to Mr. Stevenson's employment agreement by IGCA had Mr. Stevenson been terminated in May 2000. $200,000 of such severance will be payable at the closing of the Merger, with the remaining $100,000 to be payable upon the earlier of (i) IGCA's receipt of the proceeds from the unsecured promissory note of Xertain to be issued to IGCA in connection with the Gaming Divestiture or (ii) September 15, 2000.



         The termination agreements covering IGCA's other four executive officers, including Barrett V. Johnson, IGCA's President and Chief Operating Officer, terminate such executive officers' employment agreements as of the Closing of the Merger. These termination agreements require IGCA to make severance payments, in twelve equal monthly installments commencing on the one month anniversary of the Closing or the Merger, to each such executive officer in an aggregate amount equal to such executive officer's annual base salary. The aggregate severance payments required to be made by IGCA to its executive officers, other than Mr. Stevenson, is approximately $485,000. Of such amount, Xertain, pursuant to the Asset Purchase Agreement, has agreed to reimburse IGCA for the severance payments to be made to all of IGCA's executive officers with the exception of Mr. Stevenson.




THE OFFERING


         Common stock offered (1) ...................................  2,069,500 shares

         Common stock outstanding
           before the offering.......................................  9,526,319 shares

         Common stock outstanding
            after the offering (2)...................................  11,595,819 shares

         Nasdaq National Market symbol...............................  IGCA


(1) Represents the maximum number of shares that can be issued under the Securities Purchase Agreement upon conversion of the Series D Preferred Shares, payment of dividends in connection with the Series D Preferred Shares and shares issuable upon exercise of the Warrants.


(2) Does not include (a) 885,054 shares of common stock that are reserved for issuance upon the conversion of outstanding Series C Convertible Preferred Stock; (b) 1,333,000 shares of common stock that are issuable upon exercise of outstanding options pursuant to the employee and director stock option plans; (c) 1,145,000 shares of common stock that are issuable upon the exercise of the outstanding warrants (other than the Warrants); and (d) 2,133,332 shares of common stock that are issuable upon the conversion of certain convertible promissory notes.

                                  RISK FACTORS

         An investment in our common stock is very risky. You may lose the entire amount of your investment. Prior to making an investment decision, you should carefully review this entire prospectus and consider the following risk factors:


         OUR CONTEMPLATED ACQUISITION OF NMORTGAGE, INC. MAY NOT COME TO
FRUITION.



         Although we have executed a definitive agreement to acquire nMortgage, Inc., we can give no assurance that the acquisition of nMortgage will come to fruition. Closing of the proposed transaction is subject to, among other things, obtaining corporate and any necessary regulatory approvals, approval by the IGCA stockholders, and other customary pre-closing conditions. The failure to successfully complete any of these conditions could prevent the consummation of the nMortgage transaction.



         Regardless of whether we complete the nMortgage transaction, there are certain general risks relating to the Company as indicated below. If we successfully complete the nMortgage transaction, then the factors identified below under "Risks Associated with the Internet Mortgage Business" will apply to our business. On the other hand, if we are unable to complete the nMortgage transaction, then we will continue to operate our gaming business and the factors listed below under "Risks Associated with the Gaming Machine Business" will continue to apply to our business.



GENERAL RISKS


         WE HAVE INCURRED LOSSES TO DATE AND IF OUR SALES DO NOT IMPROVE, WE WILL NEED ADDITIONAL FINANCING IN ORDER TO CONTINUE OPERATIONS.


         We have incurred net losses of approximately $14.1 million in 1999, $4.7 million in 1998, $2.9 million in 1997 and $6.9 million in 1996. We have not had a profitable quarter since the fourth quarter of fiscal 1997. Given the relatively large fluctuations in the frequency and size of the Company's receivables, the Company continues to experience significant fluctuations in its cash position. For the first eight days of May 2000, the Company's average cash on hand was approximately $242,000. We believe that our cash and anticipated funds from operations will be adequate to fund cash requirements until the completion of the merger with nMortgage, which is planned to occur in July 2000. If the merger is not completed as planned or if our sales forecasts do not materialize, we will require additional financing to fund further production, marketing and distribution of our products. There can be no assurance that we will be successful on obtaining such additional financing on terms acceptable to us, which may require us to consider liquidating all or a part of our assets and possibly discontinuing operations. Security interests held by the holders of convertible promissory notes issued by us could restrict our ability to raise additional financing. Any new investors may seek and obtain substantially better terms than were granted to its present investors and the issuance of such securities would result in dilution to its existing shareholders.


         THERE IS THE RISK THAT DUE TO THE LIMITATIONS PLACED ON THE CONVERSION OF THE PREFERRED SHARES, THE PREFERRED SHAREHOLDER'S INVESTMENT MAY NOT BE CONVERTED INTO COMMON STOCK AND WOULD HAVE TO BE REDEEMED IN CASH.

         The total number of shares of Common Stock issuable (1) upon conversion of the Series D Preferred Stock, (2) as a dividend on the Series D Preferred Shares, and (3) upon exercise of the Warrants cannot exceed 20% of the number of shares of Common Stock of the Company issued and outstanding on September 1, 1999. In the event the holders of Preferred Shares are unable to convert shares of the Preferred Shares into common stock because these limitations have been reached, the Company would be required to redeem the Preferred Shares in cash at 135% of the stated value plus any accrued and unpaid dividends. It is possible that in such case the Company may not possess sufficient cash and cash equivalents necessary to redeem the Series D Preferred Shares in cash. A similar but separate risk exists with the Company's Series C Preferred Shares.

         The total number of shares of common stock issuable upon conversion of the Series C Preferred Shares cannot exceed 1,331,500 shares, which amount represents 20% of our common stock outstanding on June 1, 1999. If a holder of Series C Preferred Shares is unable to convert those shares into common stock because these limitations have been reached, we would be required to redeem the Series C Preferred Shares in cash at 115% of the amount paid for those shares plus any accrued and unpaid dividends. Depending on the number of shares we are required to redeem, we may lack sufficient cash to accomplish the required redemption.


         OUR OPERATIONS MAY PROVE UNSUCCESSFUL WHICH WOULD RESULT IN CONTINUED UNPROFITABILITY AND MAY CAUSE OUR STOCK PRICE TO FALL.


         We have not generated a profitable year since the fiscal year ended July 31, 1994. Due to a variety of factors, many of which are discussed in this prospectus, we may never generate significant revenues or operate profitability. Even if we succeed in our operations as contemplated, we cannot assure a successful transition to higher volume operations. We may be unable to control our expenses, attract necessary additional personnel, or procure the capital required to maintain expanded operations. If our sales growth is ultimately unsuccessful , the results of our operations will suffer accordingly, and the market price of our stock may fall.

         WE CONTINUE TO FACE RISKS, EXPENSES AND DIFFICULTIES ASSOCIATED WITH NEW AND EXPANDING BUSINESSES.

         Although our business was formed in 1991, we continue to face the risks, expenses and difficulties frequently encountered by new and expanding businesses. These risks include, but are not limited to, negative cash flow, initial high development costs of new products without corresponding sales pending receipt of corporate and product regulatory approvals and market introduction and acceptance of new products. We cannot guarantee that our products will be accepted in the marketplace or that we will be able to obtain the regulatory approvals we require to conduct our business.

         OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH DELISTING COULD HINDER YOUR ABILITY TO OBTAIN ACCURATE QUOTATIONS AS TO THE PRICE OF OUR COMMON STOCK, OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.


         Although our common stock is currently listed on the Nasdaq National Market, we cannot guarantee that an active public market for our common stock will continue to exist. The market price of our Common Stock has been highly volatile. We recently received a notice from the Nasdaq National Market indicating that we no longer meet the net tangible assets requirement of at least $4,000,000 and that Nasdaq is reviewing our eligibility for continued listing. Although the Company believes that it appropriately responded to this notice, there can be no assurance that Nasdaq would not delist our common stock for failure to meet the net tangible assets requirement. Additionally, in order to maintain our listing on the Nasdaq National Market, we must maintain a closing sales price of at least $1.00 per share for a certain period of time. Since January 2, 1999, our Common Stock has traded in the range of $0.875 to $2.75 per share. In the event our securities are delisted from the Nasdaq National Market, trading, in our common stock could thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities

Dealer's "Electronic Bulletin Board." Consequently, the liquidity of our common stock would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in the coverage of IGCA by security analysts and the news media, and lower prices for our securities than might otherwise prevail. In addition, our common stock would become subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." These rules require broker-dealers to make special suitability determinations for purchasers other than established customers and certain institutional investors and to receive the purchasers' prior written consent for a purchase transaction prior to sale. Consequently, these "penny stock rules" may adversely affect the ability of broker-dealers to sell our common stock and may adversely affect your ability to sell shares of our common stock in the secondary market.


         THE CONVERSION OF PREFERRED SHARES INTO SHARES OF OUR COMMON STOCK MAY SIGNIFICANTLY DILUTE THE INTERESTS OF OUR OTHER INVESTORS.


         We issued $1.4 million in Series C Preferred Shares to an institutional investor in June 1999, of which $900,000 was still issued and outstanding as of March 2, 2000 (the Series C Preferred Shares and the Series D Preferred Shares, the "Preferred Shares"). In October 1999, we issued $2,450,000 in Series D Preferred Shares, of which $1,337,500 were issued and outstanding as of May 1, 2000. The Series C Preferred Shares are convertible into our common stock at a conversion price equal to 91% of the average of the lowest three consecutive day closing bid price over the 20 day period prior to conversion. Series D Preferred Shares are convertible into common stock at the lesser of $3.00 or 75% of the average closing bid price for the five consecutive days immediately preceding the conversion date. The Series C Preferred Share terms prohibit issuing more than 1,331,500 shares of common stock upon conversion of the Series C Preferred Shares at a discount and also limit the ability of the holder to convert if, following the conversion, such holder would own in excess of 4.9% of our common stock. A decline in the stock price of common stock could result in dilution to investors if the holders of Preferred Shares convert.


         PURSUANT TO ITS AUTHORITY TO DESIGNATE AND ISSUE SHARES OF OUR STOCK AS IT DEEMS APPROPRIATE, OUR BOARD OF DIRECTORS MAY ASSIGN RIGHTS AND PRIVILEGES TO CURRENTLY UNDESIGNATED SHARES WHICH COULD ADVERSELY AFFECT YOUR RIGHTS AS A COMMON SHAREHOLDER.

         Our authorized capital consists of 100,000,000 shares of capital stock. Our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of preferred shares and other classes of capital stock that may be issued may be superior to the rights granted to the holders of our common stock. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of common stock.


         WE MAY NOT PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT YOUR ONLY RETURN ON INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK.


         To date, we have not paid any cash dividends on our common stock, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock will occur upon its sale.

         MINNESOTA LAW MAY INHIBIT OR DISCOURAGE TAKEOVERS, WHICH COULD REDUCE THE MARKET VALUE OF OUR STOCK.

         Being a corporation organized under Minnesota law, we are subject to certain Minnesota statutes which regulate business combinations and restrict the voting rights of certain persons acquiring shares of our stock. By impeding a merger, consolidation, takeover or other business combination involving Innovative Gaming Corporation of America or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, these regulations could adversely affect the market value of our stock.

         POTENTIAL ADVERSE MARKET PRICE IMPACT OF SHARES ELIGIBLE FOR FUTURE
SALE.


         The sale, or availability for sale, of substantial amounts of our common stock in the public market subsequent to this offering of common stock may adversely affect the prevailing market price of common stock and may impair whether we can raise additional capital by the sale of stock. As of May 1, 2000, we had 9,526,319 shares of common stock outstanding. In addition, as of May 1, 2000, we had 1,353,775 shares of common stock subject to outstanding options granted under its employee and director stock option plans, 1,333,000 shares of common stock subject to outstanding warrants (other than the Warrants) and 2,133,332 shares of common stock issuable upon conversion of convertible promissory notes.


              RISKS ASSOCIATED WITH THE INTERNET MORTGAGE BUSINESS

         WE MAY BE ENTERING INTO A NEW BUSINESS VENTURE IN AN EVOLVING INDUSTRY IN WHICH WE HAVE NO EXPERIENCE.

         The lending business, and the Internet mortgage business, in particular, represent a significant change in our business operations from the gaming machine business. We and our present management also have no experience with the business of providing such lending services. Furthermore, the Internet industry is rapidly evolving, extremely competitive, and the market place for Internet-related shares has been very volatile.


         INTERNET MORTGAGE BUSINESSES ARE SUBJECT TO INTEREST RATE FLUCTUATIONS, WHICH COULD HAVE AN ADVERSE IMPACT ON THE BUSINESS.


         If our proposed transaction with nMortgage is consummated, a high percentage of our customers would use our services to refinance existing mortgages and would be motivated to do so primarily when interest rates fall below the rates of their existing mortgages. In the event interest rates significantly increase, consumers' incentive to refinance will be greatly reduced and the number of loans that we would originate could significantly decline. Our failure to successfully reduce this dependence on refinancings and increase the volume of our business derived from home purchases could have an adverse effect on our business.

         Our ability to engage in profitable secondary sales of loans could also be adversely affected by increases in interest rates. The mortgage loan purchase commitments we would obtain are contingent upon delivery of the relevant loans to the purchasers within specified periods. To the extent that we would be unable to deliver the loans within the specified periods and interest rates increase, we may experience no gain or even a loss on the sale of these loans. In addition, any increase in interest rates will increase the cost of maintaining our warehouse and repurchase lines of credit which we depend on to fund the loans we originate. To the extent we do not use derivative financial instruments to hedge these risks, we would be exposed to losses caused by fluctuations in interest rates.

         UNCERTAINTY WITH RESPECT TO THE TIME IT TAKES TO CLOSE LOANS CAN LEAD TO UNPREDICTABLE REVENUE AND PROFITABILITY.


         In the Internet mortgage business, the time between the date an application is received from a customer, via the Internet, and the date the loan closes has typically been lengthy and unpredictable. The loan application and approval process can often be delayed due to factors over which we would have little or no control, including the timing of the customer's decision to commit to an available interest rate, the close of escrow date for purchase loans, the timeliness of appraisals and the adequacy of the customer's own disclosure documentation. This uncertain timetable could have a direct impact on our revenue and profitability for any given period. We may expend substantial funds and management resources supporting the loan completion process and never generate revenue from closed loans. Therefore, our results of operations for a particular period may be adversely affected if the loans applied for during that period do not close in a timely manner or at all. Purchase loan applications generally take longer to close than refinancing applications as they are tied to the close of escrow date.

         OUR BUSINESS MAY EXPERIENCE SUBSTANTIAL GROWTH IN THE INTERNET MORTGAGE INDUSTRY, AND IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

         Assuming the proposed transaction with nMortgage is consummated, we may experience periods of significant growth, which may place a strain on our resources. If we do not manage this potential growth effectively, it could adversely affect our business. We may not be successful in managing or expanding our operations or maintaining adequate management, financial and operating systems and controls.

         IF ONLINE MORTGAGE SERVICES DO NOT ACHIEVE WIDESPREAD CUSTOMER ACCEPTANCE, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.


         Assuming the consummation of the transaction with nMortgage, our success in the Internet mortgage business will depend, in large part, on widespread consumer acceptance of purchasing mortgages online. The development of an online market for mortgage loans has only recently begun, is rapidly evolving and likely will be characterized by an increasing number of market entrants. Our future growth, if any, will depend on the following critical factors:


         - the growth of the Internet as a commerce medium generally, and as a market for consumer financial products and services specifically;

         - our ability to successfully and cost-effectively market our services to a sufficiently large number of customers; and

         - our ability to overcome a perception among many real estate market participants that obtaining mortgages online is risky for consumers.

         There can be no assurance that the market for our services will develop, that our services will be adopted or that consumers will significantly increase their use of the Internet for obtaining mortgage loans. If the online market for mortgage loans fails to develop, or develops more slowly than expected, or if our services do not achieve widespread market acceptance, our business, results of operations and financial condition would be adversely affected.

         WE WILL BE RELYING ON THE TIMELY AND COMPETENT SERVICES OF VARIOUS COMPANIES INVOLVED IN THE MORTGAGE PROCESS; IF THESE COMPANIES FAIL TO TIMELY AND COMPETENTLY DELIVER THESE SERVICES, OUR BUSINESS REPUTATION WOULD BE DIRECTLY AND ADVERSELY AFFECTED.

         We will rely on other companies to perform services related to the loan underwriting process, including appraisals, credit reporting and title searches. Any interruptions or delays in the provision of these services may cause delays in the processing and closing of loans for our customers. If we are unsuccessful in managing the timely delivery of these services we will likely experience increased customer dissatisfaction and our business could be adversely affected.

         WE MAY INCUR LOSSES ON LOANS IF WE BREACH REPRESENTATIONS OR WARRANTIES TO MORTGAGE LOAN PURCHASERS.

         In connection with the sale and exchange of loans, we will be making customary representations and warranties to mortgage loan purchasers relating to, among other things, compliance with laws and origination practices. In the event we were to breach any of these representations and warranties, we could be required to repurchase or substitute these mortgage loans and bear any subsequent losses on the repurchased loans. We could also be required to indemnify mortgage loan purchasers for these losses and claims with respect to mortgage loans for which there was a breach of representations and warranties.

         THE MORTGAGE LENDING INDUSTRY IS INTENSELY COMPETITIVE, AND IF WE FAIL TO SUCCESSFULLY COMPETE IN THIS INDUSTRY, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

         To compete successfully in the mortgage lending industry, and in particular in the Internet mortgage business, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance and expand our services, as well as our sales and marketing channels. Increased competition, particularly online competition, could result in price reductions, reduced margins or loss of market share, any of which could adversely affect our business. We may not be able to compete successfully in this market environment and our failure to do so could have an adverse effect on our business, results of operations and financial condition.


         IF WE FAIL TO COMPLY WITH THE NUMEROUS LAWS AND REGULATIONS THAT GOVERN THE MORTGAGE LENDING INDUSTRY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.


         Assuming the transaction with nMortgage is consummated, our business must comply with extensive and complex rules and regulations of, and licensing and examination by, various federal, state and local government authorities. These rules impose obligations and restrictions on our residential loan brokering and lending activities. In particular, these rules limit the broker fees, interest rates, finance charges and other fees we may assess, require extensive disclosure to our customers, prohibit discrimination and impose on us multiple qualification and licensing obligations. We may not always be in compliance with these requirements. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, voiding of loan contracts or security interests, indemnification liability or the obligation to repurchase mortgage loans sold to mortgage loan purchasers, rescission of mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability.

         ANY ACQUISITIONS THAT WE WOULD UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS

         We may acquire or make investments in businesses, technologies, services or products that are complimentary to the Internet mortgage business. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. We could also have difficulty in integrating the acquired products, services or technologies into our operations and we may incur indebtedness or issue equity securities to pay for any future acquisitions.

         WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO
SUCCEED

         Competition for personnel throughout the Internet mortgage industry, and the mortgage lending industry in general, is intense. We may be unable to retain key employees or attract, assimilate or retain other highly qualified employees in the future. Our future success will depend on our continuing to attract, retain and motivate highly skilled employees, particularly with respect to our loan processing functions.

         OUR BUSINESS WOULD BE IMPAIRED IF CONSUMERS DO NOT CONTINUE TO USE THE INTERNET.

         Our business would be adversely affected if Internet usage does not continue to grow, particularly by homebuyers. A number of factors may inhibit Internet usage by consumers, including inadequate network infrastructure, security concerns, inconsistent quality of service, and lack of availability of cost-effective, high-speed service. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, many websites have experienced service interruptions as a result of outages and other delays occurring throughout the Internet infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as the usage of our website, could grow more slowly or decline.

         OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO EXPAND AND PROMOTE OUR BRAND RECOGNITION

         Establishing and maintaining our brand will be critical to attracting and expanding a customer base, solidifying business relationships and successfully implementing our proposed business strategy. We cannot assure you that our brand will be positively accepted by the market or that our reputation will be strong.


         Promotion and enhancement of our brand will also depend, in part, on our success in providing a high-quality customer experience. We cannot assure you that we will be successful in achieving this goal. If potential visitors to our website do not perceive our proposed services to be of high quality or if we alter or modify our brand image, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, thereby decreasing the attractiveness of our service to potential customers.


         IF WE ARE UNABLE TO ADAPT TO THE RAPID TECHNOLOGICAL CHANGE THAT CHARACTERIZES THE INTERNET MORTGAGE INDUSTRY, OUR BUSINESS WILL SUFFER.

         Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may be relying on third party software products and services and if we are unable to integrate this software in a fully functional manner, we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, enhancements of our products and services must meet the requirements of our prospective customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our services or infrastructure to adapt to these changes.

         ANY OUTAGES, DELAYS OR OTHER DIFFICULTIES EXPERIENCED BY THE INTERNET SERVICE PROVIDERS, ONLINE SERVICE PROVIDERS OR OTHER WEBSITE OPERATORS ON WHICH OUR USERS DEPEND COULD ADVERSELY AFFECT OR BUSINESS.

         Our website may be subject to occasionally experiencing slower response times or decreased traffic for a variety of reasons. In addition, our users will be dependent on Internet service providers, online service providers and other website operators for access to our websites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Additionally, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could adversely affect our business.

         OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' FINANCIAL DATA.

         Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by any breaches that occur. We also plan to retain on our premises personal financial documents that we will receive from prospective borrowers in connection with their loan applications. These documents are highly sensitive and if a third party were to misappropriate our customers' personal information, customers could possibly bring legal claims against us. We cannot assure you that our privacy policy will be deemed sufficient by our prospective customers or any federal or state laws governing privacy which may be adopted in the future.


         THERE IS SIGNIFICANT POTENTIAL FOR DILUTION OF INVESTORS INTERESTS DUE TO THE NMORTGAGE, INC.
TRANSACTION.



         If the acquisition nMortgage, Inc. is completed, our current shareholders could experience significant ownership dilution. Furthermore, this new business could require additional financing which could dilute shareholdings even further.


                RISKS ASSOCIATED WITH THE GAMING MACHINE INDUSTRY

         OUR SUCCESS DEPENDS IN LARGE PART UPON OUR ABILITY TO DESIGN, MANUFACTURE, MARKET AND SERVICE PRODUCTS THAT WILL BE ACCEPTED IN THE GAMING MACHINE MARKET.


         Our success as a gaming machine manufacturer and supplier is dependent upon numerous factors, including our ability to design, manufacture, market and service gaming machines that achieve player and casino acceptance while maintaining product quality and acceptable margins. In addition, we must compete against gaming machine suppliers with greater financial resources, name recognition and established service networks, customer relationships and licensed in more jurisdictions. To date, the sales of our multi-player games have been significantly lower than we anticipated. In order to diversify and expand sales, we have begun licensing, marketing and selling single player games. We cannot assure you that single player games developed by the Company will be accepted by the market. We will need to develop gaming machines that offer technological advantages or unique entertainment features in order for us to be able to compete effectively in the gaming machine market.

         WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN THE SINGLE PLAYER GAMES MARKET, FOR WHICH WE ARE CURRENTLY DEVELOPING PRODUCTS, OR WITH COMPETITORS WHO DEVELOP GAMING MACHINES THAT ARE SIMILAR TO OUR MULTI-STATION PRODUCTS.

         Many gaming equipment companies, several of which are large and well-established, supply the casino and video lottery industries with video gaming machines and other gaming equipment. Our management believes that Aristocrat, Alliance Gaming, International Game Technology, Anchor Gaming and WMS Industries are among the largest and most-established gaming machine suppliers. Sigma Games distributes a multi-player horserace game, which our management believes competes for the same casino floor space as our games. Additionally, Sega Gaming also offers similar games in a multi-player format and has applied for licensure in certain U.S. markets. Upon licensing, we believe Sega Gaming will become a direct competitor. However, these competitors, or another competitor, may develop gaming machines that are similar to our gaming machines in the future. Furthermore, we cannot assure you that any of the single player games we are currently developing for the intensely competitive single player game market will be accepted in such a competitive market.

         AS WITH OTHER BUSINESSES IN THE GAMING INDUSTRY, OUR PROFITABILITY AND OUR POTENTIAL FOR GROWTH ARE HIGHLY DEPENDENT ON MANY FACTORS WHICH ARE OUT OF OUR CONTROL.

         Our revenues are derived from the gaming industry. The growth of our business is substantially dependent upon factors that are beyond our the control. Such factors include, among others, the pace of development, changes in gaming regulation, expansion and renovation of casinos and other forms of casino gaming in new jurisdictions, and the continued popularity of casino gaming as a leisure activity. The expansion of the gaming industry has slowed in recent years and the continued expansion of gaming markets is dependent upon political, legal and other factors, which are beyond our control. As a result of these and other factors, we cannot assure you that we will be able achieve planned growth or profitability.

         THE LOSS OF ORDERS OR THE INABILITY TO OBTAIN NEW ORDERS COULD CAUSE SIGNIFICANT FLUCTUATIONS IN OUR REVENUES AND CASH FLOW AND ADVERSELY AFFECT OUR OPERATING RESULTS AS A WHOLE.


         Our operating results have varied substantially from quarter to quarter. Revenues in any quarter are substantially dependent on regulatory approval, receipt of orders, availability of parts and components necessary to manufacture the products, delivery and installation in that quarter. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs are fixed, in the short-term. As a result, the loss of any one order, or the failure to obtain new orders as existing orders are completed, could have a material adverse effect on, or cause significant fluctuations in, our revenues and cash flow from quarter to quarter.


         OUR OPERATIONS ARE DEPENDENT UPON OUR RELATIONSHIPS WITH OUR VENDORS, SUPPLIERS AND DISTRIBUTORS.

         We are highly dependent upon our relationships with our vendors, suppliers and distributors. A significant interruption or delay in the delivery of components from our suppliers, or the loss of a significant distributor, could materially and adversely affect the results of our operations.

         WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH COULD NEGATIVELY IMPACT OUR BUSINESS.

         The manufacture and distribution of gaming machines are subject to numerous federal, state, provincial, tribal, international and local regulations. These regulations are constantly changing and evolving, and may permit additional gaming or curtail gaming in various jurisdictions in the future, which may have a material adverse impact on us. The timing and expense of obtaining gaming licenses has an affect on our ability to expand our market. Together with our key personnel, we undergo extensive investigation before each jurisdictional license is issued. Our gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction in which we do business. Generally, regulatory authorities have broad discretion when granting, renewing or revoking such game approvals and licenses. Our failure, or the failure of any of our key personnel or gaming machines, in obtaining or retaining a license in any jurisdiction could have a material adverse effect on our business. Furthermore, the failure to obtain or retain a required license in one jurisdiction could negatively impact our ability (or the ability of any of our key personnel or gaming machines) to obtain or retain required licenses in other jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we enter into lease participation agreements under which we share in the revenues generated by gaming machines. Regulatory authorities may require significant shareholders to submit to background investigations and respond to questions from regulatory authorities, and may deny a license or revoke our licenses based upon their findings. For a more complete description of the gaming regulations impacting us, you should refer to the Regulation section of our Form 10-K for the fiscal year ended December 31, 1999.


         THERE IS A RISK THAT THE VALUE OF OUR PROPRIETARY INTELLECTUAL PROPERTY RIGHTS COULD BE DIMINISHED BY IMPROPER USE BY OTHERS.

         Our products are technology-based and as such, we face several intellectual property risks. We believe that our proprietary software, hardware and other intellectual property are important to our success and our competitive position. We rely on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect our rights pertaining to our products. We currently hold patents for our blackjack, craps and roulette machines. However, the actions we have taken to protect our proprietary rights may be inadequate to prevent others from imitating our products. For instance, we may not be granted patents for products that we develop in the future. Even if we are granted patents for our products, we may still be unable to prevent third parties from being able to copy or to "reverse engineer" certain portions of our products or to obtain and use information that we believe is proprietary.


         Although we are not aware of any infringement, we may be subject to claims from third parties alleging that we have infringed their proprietary intellectual property rights. Such claims could have a material adverse effect on our business given the costs associated with intellectual property litigation, the potential diversion of our management's resources to litigation and the risk of an injunction or other delay in the offering of our products.



                                 USE OF PROCEEDS


         The Company received gross proceeds of $2,450,000 from the sale of the Series D Preferred Shares. The gross proceeds to the Company from the exercise of the warrants, if the warrants are exercised in full, would be a maximum of $1,047,475. The proceeds from the exercise of the warrants are intended to be used for working capital purposes. The Company will not receive any proceeds from the sale of the common stock by the selling shareholders.

                              SELLING SHAREHOLDERS


         The following table sets forth the number of shares of the common stock owned by the selling shareholders as of May 1, 2000 and after giving effect to this offering. We will not receive any proceeds from the sale of the common stock by the selling shareholders. The shares of common stock received upon exercise of the Warrants may be offered from time to time by the selling shareholders.




                                            Shares              Percentage                Number of            Percentage
                                         Beneficially           Beneficial            Shares Offered by        Beneficial
                                         owned before            Ownership                 Selling           Ownership After
Name                                       Offering           Before Offering            Shareholder            Offering
----------------------------------------- ----------          ---------------           -------------          ---------
The Shaar Fund, Ltd.                         _________(1)             ______%         __________(2)              ______%
World Capital Funding                              40,252          *                         40,252                   0%
Brad Blumenthal                                    40,252          *                         40,252                   0%
C. Jesse Reggio                                    40,252          *                         40,252                   0%
Levanna Fund N.V.                                 201,258                2.2%               201,258                   0%
Barry Seidman                                     161,006                1.8%               161,006                   0%
Blakely Trading, Ltd.                              80,503          *                         80,503                   0%
Cynthia Frank                                      10,063          *                         10,063                   0%
Four Corp. Employees                                               *                                                  0%
Defined Contribution Plan &
Trust                                              10,063                                    10,063
Taurus Enterprises, LLC                            10,063          *                         10,063                   0%
Dale Steen DDS IRA                                 80,503          *                         80,503                   0%
Fong Charitable Foundation                         25,000          *                         25,000                   0%
Wyncrest Capital                                   25,000          *                         25,000                   0%
Vista Gaming                                       50,000          *                         50,000                   0%
Grogen Financial                                   10,000          *                         10,000                   0%
Don Stephan                                        60,000          0                         60,000                   0%


------------
*Less than 1%.


(1) Includes 303,964 shares of common stock issuable upon conversion of the Series D Preferred Shares. Also includes (i) a maximum of 885,054 shares remaining to be issued upon conversion of the Series C Preferred Shares and upon payment of dividends in connection with the Series C Preferred Shares and (ii) 245,000 shares issuable upon the exercise of warrants.
(2) Represents the maximum number of shares to be issued pursuant to the Securities Purchase Agreement. Includes shares issuable upon conversion of the Series D Preferred Shares, shares issuable upon payment of dividends in connection with the Series D Preferred Shares, and 50,000 shares issuable upon exercise of warrants. Does not include shares issuable upon conversion of Series C Preferred Shares.



         During October 1999, we issued a total of 2,450 shares of Series D Convertible Preferred Stock at a price of $1,000 per share in a private placement for total proceeds of $2,450,000, prior to any offering expenses, and warrants to acquire 245,000 shares of our common stock at $2.75 per share. An annual dividend of 6 percent shall be paid quarterly in arrears either in common stock or cash at our discretion. Each share of Series D Preferred Stock is convertible into shares of our common stock at a conversion price of the lesser of $3.00 or 75 percent of the closing average bid price of our common stock for the five consecutive trading days immediately preceding the conversion date. We have reserved 1,750,000 shares of common stock for issuance upon conversion of the Series D Preferred Stock and 245,000 shares of common stock to be issued upon the exercise of the warrants. We have the right to redeem the Series D Preferred Stock at 135 percent of par in cash if the market price is lower than the market price on the date that the Series D Preferred Stock was issued. All outstanding shares of Series D Preferred Stock will be automatically converted into common stock in October 2004. A holder of Series D Preferred Stock may not convert such stock into common stock if, following such conversion, the holder beneficially owns greater than 4.9 percent of our common stock. If, notwithstanding the foregoing, such holder is deemed by a court to be the beneficial owner of more than 5% of the Company's common stock, the Company is required to redeem for cash such number of shares of Series D Preferred Shares as will reduce such holder's ownership to not more than 5% at a redemption price equal to 125% of the stated value plus accrued and unpaid dividends. In the case of mandatory conversion, the Company may elect to pay a redemption price in cash equal to 135% of the stated value plus accrued and unpaid dividends or may extend the mandatory conversion date for one year.


                              PLAN OF DISTRIBUTION

         We are registering the shares offered by this prospectus in part on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering resale by the selling shareholders of the shares and to use our best efforts to cause such registration statement to be declared effective as soon as possible thereafter. As used in this section, the term "selling shareholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         We have agreed to indemnify the selling shareholders and their officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Each selling shareholder has agreed to indemnify the Company and its directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

         The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.


         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

MINNESOTA ANTI-TAKEOVER LAW

         The Company is governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, or 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.



                                MATERIAL CHANGES



THE MERGER



         On October 8, 1999, we entered into a non-binding letter of intent with Equitex, Inc. which outlined the terms of a contemplated merger between the Company and Equitex's subsidiary, nMortgage, Inc. ("nMortgage") in a tax-free exchange of stock (the "Merger"). On December 31, 1999, we executed a definitive merger agreement with Equitex and nMortgage governing the Merger. Pursuant to the merger agreement, nMortgage will be merged with and into IGCA Merger Subsidiary, a Minnesota corporation and wholly-owned subsidiary of the Company, and upon the closing of the Merger, with IGCA Merger Subsidiary being the surviving corporation in the Merger. At the effective time of the Merger, each outstanding share of nMortgage capital stock will be automatically converted into the right to receive a pro rata share of the greater of (i) an aggregate of Forty Six Million (46,000,000) shares of common stock of IGCA, or (ii) 75% of the then outstanding shares of common stock of IGCA on a fully-diluted basis. The IGCA shareholders will retain approximately 25% of the surviving corporation to the Merger calculated on a fully-diluted basis. Upon the closing of the merger, the Company would be renamed "nMortgage, Inc." and will continue to be a wholly-owned subsidiary of the IGCA.



         The closing of the merger is subject to the satisfaction or waiver of certain conditions, including (among other things) that: (i) the Merger has been approved by the requisite vote of the IGCA shareholders and, if required by applicable law, the requisite vote of the stockholders of Equitex, (ii) delivery of certain schedules to the merger agreement on or prior to February 29, 2000,
(iii) completion by each of IGCA and nMortgage of due diligence to their respective satisfaction on or prior to February 29, 2000, (vi) IGCA has net tangible assets in an amount equal to $2,000,000 at the effective time of the merger, and (v) the execution and delivery by IGCA and nMortgage of certain certificates and other documents which are customary in merger transactions of this nature.



         nMortgage is a direct lender headquartered in Fort Lauderdale, Florida and offers both retail and wholesale mortgage financing through its subsidiary First Bankers Mortgage Services, Inc. nMortgage recently announced the debut of its online mortgage system, known as "nMortgage". See "Description of the nMortgage Business" below.



THE GAMING ASSET DIVESTITURE



         As an additional condition to the Merger, we must divest substantially all of our gaming-related assets. Accordingly, on February 1, 2000, we entered into a definitive asset purchase agreement with Xertain, Inc. ("Xertain"), pursuant to which Xertain will purchase substantially all of our gaming-related assets and assume certain of our liabilities (the "Gaming Asset Divestiture") in exchange for an aggregate purchase price of $4,000,000 and a promissory note made by Xertain and payable to IGCA in an amount equal to the accounts receivable of IGCA as of the closing date of the Asset Gaming Divestiture, as adjusted for certain payments to be made by Xertain and IGCA as provided in the note. The accounts receivable promissory note will be secured by the accounts receivables of IGCA which are being acquired by Xertain pursuant to the Gaming Divestiture.



         Of the $4,000,000 referenced above as part of the purchase price, $1,000,000 will be payable in cash at the closing of the Gaming Asset Divestiture, provided that prior to such time Xertain has obtained interim approval to manufacture gaming machines from the Nevada gaming regulatory authorities. If Xertain has not obtained such interim approval prior to the closing, Xertain will deliver either (i) a $1,000,000 unsecured promissory note due upon Xertain's obtaining approval from the Nevada gaming regulatory authorities (but in no event later then September 1, 2000), or (ii) an irrevocable letter of credit in the amount of $750,000.



         The remaining $3,000,000 of the purchase price will be paid in the form of an unsecured convertible promissory note which will have a 36-month term, bear interest at 8.5% per annum, and have interest and principle payable upon the due date. At the holder's option, such promissory note will be convertible into Xertain common stock at $4.50 per share upon the earlier of (a) twelve months from the closing date of the Gaming Asset Divestiture or (b) upon initial public offering of Xertain common stock. Following consummation of the Gaming Asset Divestiture, IGCA will not own or have any interest in its gaming related assets.



         In addition to various standard conditions of closing, the Gaming Asset Divestiture is subject to the simultaneous closing of the Merger, shareholder approval, and the termination of various employment contracts of certain key employees of IGCA.



         Xertain is a private Delaware corporation located in Las Vegas, Nevada, with its primary business predicated on gaming-related technologies and international manufacturing.

                      DESCRIPTION OF THE NMORTGAGE BUSINESS



GENERAL.



         nMortgage, through its subsidiary, First Bankers Mortgage Services, Inc. ("FBMS"), is a retail and wholesale mortgage banking company engaged in the business of originating, selling and brokering residential mortgage loans. FBMS sells in the secondary market all of its mortgage loans and all of the servicing rights associated with those mortgage loans. In connection with the mortgages it originates, FBMS offers its clients ancillary services including insurance, flood certification and property appraisal.



LOAN GENERATION.



         FBMS is an approved lender for Federal National Mortgage Associate
(FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Federal Housing Authority (FHA), Veterans Administration (VA) and Government National Mortgage Association (GNMA) and is licensed to do business in 27 states, with 2 additional states pending.



         FBMS offers mortgages on both a retail and wholesale level, with the wholesale business representing approximately 80% of the company's loan originations. FBMS's retail division was established in 1990 and currently has four retail branch offices located in the states of Florida, New Jersey, New York and Pennsylvania. The retail division completes and processes mortgage loan applications directly from borrowers and prepares and organizes necessary mortgage loan documents. The retail division then underwrites these mortgage loans to conform to either agency or private investor guidelines and collects origination fees and closing costs from the borrower.



         FBMS's wholesale division was established in 1995. The wholesale division closes and funds loans originated by mortgage brokers and correspondent lenders and then sells the same mortgage loans to investors. FBMS obtains wholesale mortgage loans through a network of more than 1,000 mortgage brokers, correspondents and other financial intermediaries who are screened and approved by FBMS.



         FBMS also offers subprime loans ("B/C mortgages") to applicants whose credit review does not qualify them for the best rates offered to those applicants with "A" credit ratings.



         Administration of Loans.



         All mortgage loan applications must be underwritten and approved in accordance with FBMS's underwriting standards and criteria which, for conforming loans, is promulgated by FNMA. Non-conforming loans are underwritten subject to credit and appraisal standards established by specific investors. In underwriting mortgage loans, FBMS analyzes the borrower's credit standing, financial resources and repayment ability, as well as the risk of the underlying collateral.



         FBMS originates and purchases all of its mortgage loans with the intent to sell the mortgage loans and the related servicing rights into the secondary market. The mortgage loans are sold primarily to institutional investors, national banks and mortgage lenders. FBMS holds the originated or purchased mortgage loan from the time that the mortgage loan application is submitted by the borrower until the time the mortgage loan is sold to an investor. During such time, the interest rate on the mortgage loan might be higher or lower than the market rate at which FBMS can sell the mortgage loan to an investor. Therefore, this market rate determines whether a market gain or loss results on the mortgage loan. To protect against interest rate changes on mortgage loan that are in the warehouse (mortgage loans that have closed but not been sold) and pipeline loans (loans which are not yet closed but on which the interest rate has been set), FBMS often commits to deliver mortgage loans at a specific price for future delivery to investors through the use of commitments on a "best efforts" basis.



         FBMS Objectives.



         FBMS's objective is to capture an early market share of mortgage products through the Internet. To support its growth, FBMS has five principal business strategy elements. First, FBMS focuses primarily on the retail channel. This channel allows FBMS to control the loan origination process and provides it with direct access to the consumer. Second, FBMS leverages out banker/broker structure in order to offer consumers low rates on a broad array of mortgage products on a consistent basis. Third, FBMS provides consumers a "one-step" source of mortgage-related products. These mortgage-related product sales allow FBMS to increase revenues without significant capital investment. Fourth, FBMS employs a commission and incentive system for its loan originators and an incentive compensation system for its operation employees that is designed to motivate such loan originators and employees to maximize loan volume and profitability while simultaneously creating a variable cost structure for FBMS which is adaptable to changes in origination volume. Last, FBMS recruits highly-skilled employees with mortgage industry experience and seeks technologies and process improvements that streamline the origination process to ensure the continuous delivery of superior customer service.



         Internet Strategy.



         FBMS has implemented an online mortgage services system called nMortgage. The strategy that FBMS intends to pursue is two-fold: (1) to offer an interactive instant approval retail page, and (2) to private label its technology to third party originators.



         Interactive Instant Approval Retail Page. When using the nMortgage website, consumers will be afforded the opportunity to inspect rates, identify how much they can afford and pre-qualify themselves for a loan. Once they understand the product and how much they want or need, they can submit a loan application online. Telephone support to answer questions or guide them through the application process will be available as well. Once the loan is in process, the customer can lock in the interest rate over the Internet and get real time status updates on the loan. Conceivably, a loan can be processed in its entirety without the need for a telephone call to the borrower.



         FBMS has recently completed the development and the debut of its Internet web site. FBMS's Phase I system enables consumers to access mortgage loan rates and programs, and to apply online for mortgage loans. nMortgage is currently testing its Phase II online mortgage system, which will enable customers to track the status of their loans online as well as offer interactive online customer service. FBMS anticipates that retail loan volume in the next twenty-four months will shift from retail originators to Internet based originators.



         Private Label Strategy.



         FBMS intends to implement a system by which it will manage electronically the mortgage loan process. The goal of the private label strategy is to deliver a customized Internet program to third parties that will enable such third parties to receive a home page at a nominal price and "back office" support by FBMS for all loans originated. The mortgage will be handled entirely by FBMS, but the mortgage loan documents will bear the originating company's name. FBMS will not only earn fees from the mortgage loans, but will become a fee based Internet Service Provider to third parties. Through this private label strategy, FBMS hopes to capture an under-served market in a significant way, and is currently negotiating the terms of contracts to implement this program. In addition, the private label strategy will leverage FBMS's experience with brokers, community banks and credit unions.



INTELLECTUAL PROPERTY.



         nMortgage believes that its copyrights, trademarks, trade dress, trade secrets, and similar intellectual property are critical to its success. By attempting to protect its intellectual property against infringement, nMortgage believes that it decreases the risk that such infringement could damage the company's reputation or create brand confusion in the market.



         In an attempt to protect its intellectual property, nMortgage has applied for registration of the mark "nMORTGAGE" In addition, nMortgage protects its internally-developed technology through a combination of copyright, trade secret and trademark law. However, nMortgage has no patents issued or applied for on its technology.



COMPETITION.



         nMortgage, through FBMS, competes with other mortgage banking companies, commercial banks, savings associations, credit unions, insurance companies and other financial institutions in every aspect of our business. Many of these companies and financial institutions are larger, more experienced and have greater financial resources than nMortgage. Accordingly, nMortgage may not be able to successfully compete in the mortgage banking market. Its competitors may be able to respond more quickly to take advantage of new or changing opportunities, technologies and customer requirements. They also may be able to undertake more extensive promotional activities, offer more attractive terms to borrowers and adopt more aggressive pricing policies.



CAPITAL STOCK OF NMORTGAGE.



         No established trading market exists for the shares of capital stock of nMortgage.



LITIGATION.



         The following are descriptions of material pending legal proceedings to which nMortgage is a party:



        - GN Mortgage Corporation v. Raymond Fraser and First Bankers Mortgages Services, Inc., Case No. 99-01435-CA (Circuit Court, 4th Judicial Circuit, Duval County, Florida). On or about September 24, 1999, GN Mortgage commenced this action alleging, among other things, that (i) FBMS conspired with Raymond Fraser, the Executive Vice President of FBMS' Wholesale Markets division, in connection with the termination of Fraser's employment with GN Mortgage, the corporation at which Fraser was employed prior to accepting employment from FBMS, and (ii) that FBMS intentionally interfered with GN Mortgages's business relationship with certain mortgage brokers who formerly did business with GN Mortgage. FBMS has denied all material allegations and believes that the claims are without merit. No trial date has been set.



         -        Zuck, et al. v. First Bankers Mortgage Services, Inc., et al.
                  Case No 99-018815 (09) (Circuit Court, 17th Judicial Circuit, Broward County, Florida). On or about November 3, 1999, the Zucks commenced this action seeking to recover on a $200,000 investment in preferred stock of FBMS. The Zucks claim that FBMS had previously agreed to repurchase the preferred stock. A settlement of this matter has been negotiated and the settlement documentation is in the process of being finalized.



         In addition, four additional complaints have been filed naming nMortgage or FBMS as parties. However, these actions are routine litigation incidental to the mortgage lending business in which nMortgage operates.

                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities law requires IGCA to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the Public Reference Facility maintained by the Commission at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

(1) New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048

(2) Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         You can receive additional information about the operation of the Commission's Public Reference Facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like IGCA, file information electronically with the Commission.


         The Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the Commission will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the Commission (Registration No. 333-94633). The following are specifically incorporated herein by reference:




         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1999;



         2. Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999 as filed May 1, 2000;



         3.       Current Report on Form 8-K filed May 12, 2000;



         4.       Amended Current Report on Form 8-K/A filed May 19, 2000;



         5.       Preliminary Proxy Statement filed May 12, 2000;



         6. Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2000; and



         7. The description of common stock included under the caption "Securities to be Registered" in the Company's registration statement on Form SB-2 (registration No. 33- 61492C), including any amendments or reports filed for the purpose of updating such description.

         You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:


                  Innovative Gaming Corporation of America
                  Attention:  Chief Executive Officer
                  4275 Aircenter Circle
                  Reno, Nevada 89502
                  (775) 823-3000


         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement or amendment to this prospectus, is accurate at any date other than the date indicated on the cover page of such documents.


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding IGCA's business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."


                                  LEGAL MATTERS


         Legal matters in connection with the validity of the shares offered by this Prospectus will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.


                                     EXPERTS


         The consolidated financial statements of IGCA as of December 31, 1999, December 31, 1998, and December 31, 1997 and for the years then ended incorporated by reference in the registration statement of which this prospectus is a part have been audited by Kafoury, Armstrong & Co., independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report.



         The consolidated financial statements of (A) nMortgage, Inc. and subsidiaries as of December 31, 1999, and for the period from August 23, 1999 (date of inception) through December 31, 1999, and (B) First Bankers Mortgage Services, Inc. and subsidiary ("FBMS") as of December 31, 1999, and for the year then ended, each of which is incorporated into the registration statement to which this prospectus is a part, have been so incorporated in reliance upon the reports of Gelfond Hochstadt Pangburn, P.C., independent certified public accountants, (of which the FBMS report discusses a prior period adjustment), given upon their authority as experts in accounting and auditing.



                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

         To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                2,069,000 SHARES


                    INNOVATIVE GAMING CORPORATION OF AMERICA

                                  COMMON STOCK





                              ---------------------

                                   PROSPECTUS

                              ---------------------







                               [__________] , 2000

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:



SEC registration fee........................................              $      938
Nasdaq National Market additional listing fee...............                  17,500
Legal fees and expenses.....................................                  10,000
Accounting fees and expenses......................                             1,000
Miscellaneous....................................................                562
                                                                          ----------
Total                                                                     $  30 ,000
                                                                          ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law. The Agency Agreement contains provisions under which the Company, on the one hand, and the Placement Agent, on the other hand, have agreed to indemnify each other (including officers and directors of the Company and the Placement Agent, and any person who may be deemed to control the Company or the Placement Agent) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.



    EXHIBIT     DESCRIPTION OF DOCUMENT
    -------     -----------------------

     3.1        Series D Convertible Preferred Certificate of Designation*
      5         Opinion of Maslon Edelman Borman & Brand, LLP
     10.1       Form of  Securities Purchase Agreement*
     10.2       Form of Registration Rights Agreement*
     10.3       Form of Common Stock Purchase Warrant*
     10.4       Form of Amendment to Registration Rights Agreement
     23.1       Consent of Kafoury, Armstrong & Co.
     23.2       Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5)
     23.3       Consent of Gelfond Hochstadt Pangburn, P.C.
      24        Power of Attorney (included on page II-3).



         --------------------
         * Previously filed


ITEM 17. UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, State of Nevada, on May 12, 2000.


                                            Innovative Gaming Corporation
                                              of America, Registrant




                                            By s/ Barrett V. Johnson
                                              ---------------------------------
                                               Barrett V. Johnson, President
                                                 and Chief Operating Officer





NAME                                        TITLE                                       DATE
----                                        -----                                       ----

*                                           Director,                                   May 19, 2000.
-------------------                         Chairman of the Board,
Ronald A. Johnson                           Chief Executive Officer and
                                            Chief Financial Officer
                                            (Principal Executive Officer)
                                            (Principal Accounting Officer)



*                                           Director                                    May 19, 2000.
-------------------
Leo V. Seevers


*                                           Director                                    May 19, 2000.
-------------------
Ronald R. Zideck





*By Barrett V. Johnson as Attorney-In-Fact, pursuant to Power of Attorney.

                                    EXHIBITS



    EXHIBIT     DESCRIPTION OF DOCUMENT                                                               PAGE NO.
    -------     -----------------------                                                               --------

    3.1         Series D Convertible Preferred Certificate of Designation*
      5         Opinion of Maslon Edelman Borman & Brand, LLP**
     10.1       Form of Securities Purchase Agreement*
     10.2       Form of Registration Rights Agreement*
     10.3       Form of Common Stock Purchase Warrant*
     10.4       Form of Amendment to Registration Rights Agreement
     23.1       Consent of Kafoury, Armstrong & Co.
     23.2       Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5)
     23.3       Consent of Gelfond Hochstadt Pangburn, P.C.
       24       Power of Attorney (included on page II-3)


       --------------------
        *Previously filed
       **Incorporated by reference to the Company's Form 10-Q for the fiscal quarter ended March 31, 2000